Exhibit 99.129

APHRIA ANNOUNCES DIRECTOR RESIGNATION AND APPOINTMENT

Leamington, Ontario — September 14, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today announced that Dennis Staudt has resigned from the Company’s Board of Directors (the “Board”). Mr. Staudt served as Lead Independent Director and Chair of the Audit Committee, and he had been a member of the Board since 2014, before the company was publicly traded.

“Dennis has been an integral part of Aphria since the Company’s infancy, and we are tremendously grateful for his dedicated service, counsel and guidance over the past 4 years,” said Vic Neufeld, Chief Executive Officer of Aphria. “We thank Dennis for his significant contribution to Aphria’s incredible growth story and ongoing success, and we wish him well in his future endeavors.

The Company has also announced that the Board has approved the appointment of John Herhalt to replace Mr. Staudt as an independent director. Mr. Herhalt is a retired partner from KPMG and has over 39 years of experience providing a wide variety of advisory and audit services to a range of clients. He has also been appointed Chair of the Audit Committee.

“We are pleased to welcome John to the Aphria family as a member of our Board of Directors, “added Neufeld. “John brings a wealth of global experience across a broad base of industry sectors including consumer products, health care, infrastructure and the public sector. Aphria will greatly benefit from his incredible knowledge, experience and strategic guidance”.

The Board will select a new Lead Independent Director following the AGM.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.